FILE NO. 82-34958

Raiffeisen INTERNATIONAL
Member of RZB Group

06016677

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

31st August 2006

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 3rd August 2006.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

PROCESSED
SEP 1 1 2006



August 31, 2006 - 9:10

RI Semi Annual Report 2006

Raiffeisen International scores another record quarterly result due to strong growth of customer business



Consolidated profit for the first semester 2006 grew by 56 per cent to € 289 million. Return on equity improved significantly to 25.7 per cent. Cost/income ratio decreased to 57.9 per cent. Focused expansion of the network through the acquisitions of Impexbank in Russia and eBanka in the Czech Republic. Retail Customers generated a clearly higher profit contribution of 30 per cent. Major increase of results in Southeastern Europe and the CIS.

Raiffeisen International Bank-Holding AG, which is part of the *Raiffeisen Zentralbank Österreich AG (RZB)* Group, recorded a strong growth of its profits during the first semester 2006. The consolidated profit (after taxes and minorities) for the first six months of the year amounted to € 289.2 million, which is an increase of 55.6 per cent (1-6/2005: € 185.8 million). For the period under review, the profit before tax amounted to € 421.0 million (1-6/2005: € 273.3 million, plus 54.0%), and the profit after tax was € 333.5 million (1-6/2005: € 221.1 million, plus 50.9%). Earnings per share went up by € 0.61 to € 2.03 (1-6/2005: € 1.42). *All figures are based on International Financial Reporting Standards (IFRS).*

Once again the best quarterly result in the Group's history

With a consolidated quarterly profit (after tax and minorities) of € 165.0 million, which Raiffeisen International records for the second quarter 2006, the company achieved the best quarterly result in its history. This tops the result for the first quarter 2006 (€ 124.2 million), which had previously been the best result, by 32.9 per cent. For the same period of the expired business year, the result amounted to € 93.0 million; the growth is therefore 77.4 per cent on a yearly basis. The quarterly profit before tax amounted to € 227.2 million, which is an increase of € 33.3 million (plus 17.2 per cent) over the first quarter 2006 and a growth of € 87.2 million (plus 62.3 per cent), compared to the same quarter of the previous year.

Herbert Stepic, CEO of Raiffeisen International, explained the new record result by saying, "We continued our growth strategy with consistency, especially in the CIS and Southeastern Europe. The very good mid-year result confirms our position on these promising markets. We are benefiting from the fact that they have the biggest pent-up demand for financial products and that we began to serve this demand earlier than other banks. This is above all true for retail banking, which shows an increase in its result of more than 120 per cent."

During the first half of 2006, Raiffeisen International acquired *JSC Impexbank* in Russia and thus became the biggest international banking group on the Russian market, which has a strong growth potential with its more than 140 million inhabitants. Impexbank was first consolidated into the Group on 1 May 2006. At the end of July, the acquisition of *eBanka a.s.* was announced. With this entity, Raiffeisen International will expand its customer base in the Czech Republic by more than 70 per cent to about 300,000. The legally effective completion of the deal (closing) is expected for the next months.

Customer business strengthens operating result

"The strong increases in customer-related interest and commission income are the pillars of our successful first semester. This development is all the more gratifying, as these earnings are sustainable", said Martin Grüll, CFO of Raiffeisen International. Operating income therefore increased by 53.4 per cent to € 1,285.8 million (1-6/2005: € 838.3 million). Net interest income

continues to be the leading income item, rising by 40.8 per cent to € 664.8 million after provisioning for impairment losses. The mean interest margin went up by 21 basis points from 3.48 to 3.69 per cent, which was primarily a consequence of the expansion in the CIS, where the highest interest margins by far can be seen. In addition, net commission income grew by € 235.3 million or 130.4 per cent to € 415.6 million. € 108 million of that growth are derived from the reclassification of customer-specific margins on foreign-exchange transactions from trading profit, and € 72 million are due to newly consolidated Group entities. As a result of the bookings, trading profit decreased by 42.3 per cent to € 71.3 million (1-6/2005: € 123.5 million).

The 48.1 per cent increase in general administrative expenses (to € 744.2 million) was kept below that of operating income (plus 53.4 per cent) by means of a consistent cost management, in spite of the considerable volume of investments. The resulting profit from operating activities went up by 61.3 per cent to € 541.7 million. The cost/income ratio, which shows operating expenses in relation to operating income, thus improved from 61.6 per cent to 57.9 per cent.

From the low base of the previous year, provisioning for impairment losses rose by 97.2 per cent to € 125.0 million due to the acquisitions and the strong increase in business volumes. The net provisioning ratio (newly formed provisions for impairment losses/average risk-weighted assets) rose slightly by 0.06 percentage points to 0.87 per cent. The risk/earnings ratio (newly formed provisions for impairment losses/net interest income) went up from only 13.9 per cent in the first semester 2005 to 15.8 per cent.

Further expansion of volume – balance sheet total rises by 14 per cent

Raiffeisen International has exploited the strong demand for bank products on the Central and Eastern European markets with consistency and expanded its customer business significantly. Loans and advances to customers grew by 17.4 per cent to € 29.0 billion, as compared to year-end 2005, and deposits from customers showed an increase of 12.7 per cent to € 28.0 billion. The balance sheet total for the first semester 2006 grew by 13.9 per cent or € 5.6 billion to € 46.3 billion; two thirds of this increase is due to organic growth.

Robust equity base

Equity (including minorities and retained earnings) rose by 7.6 per cent (as compared to year-end 2005) to € 3,524 million (2005: € 3,277 million). The return on equity (ROE) before tax clearly went up by 3.9 percentage points to 25.7 per cent.

The core capital ratio (Tier 1), banking book, which is of significance for assessing financial strength, amounts to 7.9 per cent (2005: 9.0 per cent). The core capital ratio (Tier 1), including market risk, amounts to 7.1 per cent (2005: 8.0 per cent) and is thus clearly above the minimum ratio of 4 per cent that is required by law.

Further expansion of distribution network, number of customers exceeds 11 million

"Also during the first half of 2006, we have stepped up the expansion of our branch network and broadened our local presence organically by 78 outlets", said Grüll. In addition, there are the 204 business outlets that Impexbank contributed to the network. As a result, the total number of business outlets amounted to 2,725 (2005: 2,443), which represents an increase by 282 or 11.5 per cent.

The number of employees grew primarily on account of the Impexbank acquisition (5,414 staff members) and amounted to 50,513 (2005: 43,614). At mid-year 2006, Raiffeisen International serviced a total of 11.3 million customers with its banking network. This constitutes a rise of 1.6 million, as compared to year-end 2005.

Regionally balanced distribution of result

Raiffeisen International has structured its business activities into three regions: Central Europe, Southeastern Europe and the Commonwealth of Independent States (CIS). On account of the

different stages of market development, Central Europe made the biggest contribution by far to the bank's success in the past. In the meantime, though, the relationship between the three regions has become well balanced. Says Stepic: "The big growth rates in Southeastern Europe and the CIS are reflected in the regional mix of the result. By now, we earn about the same in all three regions. On account of the wide spread, we are resistant to possible local cyclical weaknesses."

The segment *Central Europe* (Czech Republic, Hungary, Poland, Slovakia, and Slovenia) showed a profit before tax for the period under review of € 150.9 million (1-6/2005: € 122.7 million, plus 22.9 per cent). The contribution of this region to the Group's result amounted to 36 per cent (1-6/2005: 45 per cent). ROE before tax amounted to 21.3 per cent (1-6/2005: 19.9 per cent), the cost/income ratio improved to 58.8 per cent (1-6/2005: 64.4 per cent).

Southeastern Europe (Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia) generated a profit before tax of € 130.1 million for the period under review, which corresponds to a growth of 47.6 per cent as compared to the previous year (1-6/2005: 88.1 million). The contribution of this region to the overall result amounted to 31 per cent (1-6/2005: 32 per cent). ROE before tax amounted to 25.1 per cent (1-6/2005: 22.6 per cent), the cost/income ratio improved to 58.3 per cent (1-6/2005: 62.4 per cent).

In the *CIS* countries (Belarus, Kazakhstan, Russia, and Ukraine), with their strong growth, Raiffeisen International more than doubled its pre-tax result. With a profit before tax of € 140.0 million (1-6/2005: € 62.4 million, plus 124.3 per cent) for the period under review, the contribution of this region amounted to 33 per cent (1-6/2005: 23 per cent). ROE before tax was 34.1 per cent (1-6/2005: 32.2 per cent), and the cost/income ratio amounted to 56.5 per cent (1-6/2005: 42.8 per cent).

Strong profit growth in the Retail Customers segment

In addition to segments according to regions, Raiffeisen International also divides its business according to customer segments.

During the period under review, the *Retail Customers* segment recorded the strongest growth in profit (122.1 per cent). With an amount of € 128.4 million (1-6/2005: € 57.8 million), it already contributed 30 per cent (1-6/2005: 21 per cent) to the pre-tax result. ROE before tax therefore improved considerably to 25.1 per cent (1-6/2005: 17.1 per cent). The cost/income ratio sank to 71.2 per cent (1-6/2005: 77.7 per cent).

The *Corporate Customers* segment recorded a pre-tax profit for the period of € 238.7 million (1-6/2005: € 155.8 million), which is an increase of 53.2 per cent, and it contributed 57 per cent to the pre-tax result (1-6/2005: 57 per cent). ROE before tax went up to 31.5 per cent (1-6/2005: 27.0 per cent), and the cost/income ratio improved to 35.8 per cent (1-6/2005: 40.7 per cent).

The *Treasury* segment recorded a pre-tax profit for the period of € 95.5 million, which is tantamount to a rise by 10.5 per cent (1-6/2005: € 86.4 million). ROE before tax reached 35.1 per cent (1-6/2005: 39.0 per cent), the cost/income ratio amounted to 23.5 per cent (1-6/2005: 16.0 per cent). The segment *Participations and Other* shows a shortfall of € 41.6 million (1-6/2005: € -26.5 million) for the first six months of 2006. Both segments jointly contributed 13 per cent (1-6/2005: 22 per cent) to the pre-tax result.

Transformation of Bank Aval fully on schedule

On 1 June 2006, Raiffeisen International signed an agreement with Hungarian *OTP Bank Ltd.* regarding the sale of *JSCB Raiffeisenbank Ukraine*. The closing of this transaction is still forthcoming, and the proceeds from this sale, amounting to € 650 million, are not yet contained in the present results. *JSPP Bank Aval*, which was bought in October 2005, was consolidated into the Group's results for the first time for a full reporting period. The transformation measures, which serve to achieve the complete integration (adaptation of systems, implementation of uniform Group standards) of one of Ukraine's leading retail banks into the Group, are fully on schedule. Bank Aval has 1,342 business outlets. With the sale of Raiffeisenbank Ukraine, costs for a merger

with Bank Aval, which would otherwise be necessary, will not be incurred. In addition, this accelerates Bank Aval's transformation process. The brand name Raiffeisen was not part of the transaction, but will become part of Bank Aval's name. In the future, it will sign as *Raiffeisen Bank Aval*.

As Raiffeisen International is no longer participating in the privatization process for Romanian *Casa de Economii si Consemnatiuni (CEC)*, it will fully focus on the organic growth of *Raiffeisen Bank S.A.*, which has a balance sheet total of € 3,193 million and a market share of about 8 per cent and is thus the third-largest bank in Romania. Until year-end 2008, its branch network, which currently comprises 227 outlets, is to be expanded to 350 branch offices.

Outlook

The Raiffeisen International management expects strong earnings growth for the medium term in the CIS countries and above all in Ukraine and Russia. However, restructuring measures in Ukraine and Russia, due to the acquisition of Bank Aval and Impexbank, will burden earnings in the short term. Raiffeisen International continues to judge the potential for the countries of Southeastern Europe optimistically, but somewhat more cautiously because of restrictions on credit growth prescribed by supervisory authorities. In Central Europe, the company is increasingly focusing on the fast-growing segment of asset management and insurance products in addition to traditional business.

By management's estimates, the balance sheet total will grow by at least 20 per cent annually in the period to 2008. We see the strongest increases in the CIS countries, partly because of the acquisitions made there. In view of the positive business development in the past few months, the management expects consolidated profit for 2006 of at least € 500 million, excluding the gain from the sale of Raiffeisenbank Ukraine.

Vienna, 10 August 2006

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http://www.ri.co.at/eBusiness/rzb_template1/0,6589,1844048387122383398-1860334050239538835-331170575391088410-NA-3-EN,00.html

Raiffeisen INTERNATIONAL
Member of RZB Group

August 31, 2006 - 9:11

Ad-hoc Release

Raiffeisen International: Semi-Annual Report 2006

- Compared to 1H 2005 consolidated profit is up 56% to more than EUR 289 million
- ROE before tax improves to 25.7% in comparison to 22.8% in 1H 2005
- Cost/income ratio improves to 57.9% from 59.9% in 1H 2005
- Impexbank deal successfully closed and integration on track
- Raiffeisen International signs contract to sell Raiffeisenbank Ukraine for € 650 mn
- Retail strategy gains momentum in Czech Republic through the acquisition of 100% stake in eBanka
- Number of customers now exceeds 11 million, having risen by 1.1 million in the second quarter
- Non-dilutive hybrid Tier 1 transaction successfully raised

Income Statement in EUR mn	**1-6/2006**	**1-6/2005**	**4-6/2006**
Net interest income after provisioning	664.8	472.3	342.0
Net commission income	415.6	180.3	230.6
Trading profit	71.3	123.5	41.4
General administrative expenses	(744.2)	(502.6)	(396.6)
Profit before tax	421.0	273.3	227.2
Profit after tax	333.5	221.1	182.1
Consolidated profit (without minorities)	289.2	185.8	165.0

Balance Sheet in EUR mn	**30.06.2006**	**31.12.2005**
Equity (incl. minorities and profit)	3,524	3,277
Balance-sheet total	46,339	40,695

Bank Specific Information	**30.06.2006**	**31.12.2005**
Core capital ratio (Tier1), banking book	7.9%	9.0%
Core capital ratio (Tier 1), incl. market risk	7.1%	8.0%
Own funds ratio	8.7%	9.8%

Performance	**1-6/2006**	**1-6/2005**
Return on equity (ROE) before tax	25.7%	22.8%
Return on equity (ROE) after tax	20.4%	18.4%
Cost/income ratio	57.9%	59.9%
Risk/earnings ratio	15.8%	11.8%
Earnings per share	EUR 2.03	EUR 1.42

Resources	**30.06.2006**	**31.12.2005**
Number of staff	50,513	43,614
Business outlets	2,725	2,443

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Investor
Relations
Release

FILE NO. 82-34958


Raiffeisen
INTERNATIONAL
Member of RZB Group

Vienna, 24th August 2006

Raiffeisen International sells minority stake in Bank TuranAlem

Last night, *Raiffeisen International Bank-Holding AG* signed a contract to sell its minority stake in the Kazakh *JSC Bank TuranAlem (BTA)* subject to a successful closing, which is expected within the next two weeks. The stake consists of 351,139 common shares, representing 7.7 per cent of BTA's capital. The package will be sold for € 136.5 million to an investor consortium led by Stockholm based *East Capital Explorer Financial Institutions Fund.*

"We focus on strategic, not on financial investments and our strategy is to actively manage the banks within our network. Since this is only feasible from a majority shareholder's position and it is clear we will not achieve this with BTA, we have decided to sell our participation," said Herbert Stepic, CEO of Raiffeisen International. A sale has been mentioned as a realistic option by Raiffeisen International's management for several months, should the long-lasting negotiations with BTA's other shareholders not bear fruit. "Despite our decision, Kazakhstan remains an attractive market for us, which is also underlined by the fact that we run one of the three largest leasing companies of the country," added Stepic.

Raiffeisen Zentralbank Österreich AG (RZB), the 70 per cent shareholder of Raiffeisen International, acquired the participation in BTA in the form of convertible preference shares in the autumn of 2001. The stake, which was transferred to Raiffeisen International in 2004, was converted into common shares in May 2006, which – according to the contract – from then on enabled Raiffeisen International to sell its shares. With total assets of USD 9.9 billion, BTA is the second largest bank in Kazakhstan.

For further information please contact:

Susanne Langer
Head of Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Wien


Raiffeisen
INTERNATIONAL
Member of RZB Group
Semi-Annual
Report 2006
No. of customers now exceeds
11 mn

Survey of key data

Raiffeisen International Group Monetary values in €mn	2006	2005	Change
Income Statement	**1/1-30/6**	**1/1-30/6**	
Net interest income after provisioning	664.8	472.3	40.8%
Net commission income	415.6	180.3	130.4%
Trading profit	71.3	123.5	(42.3%)
General administrative expenses	(744.2)	(502.6)	48.1%
Profit before tax	421.0	273.3	54.0%
Profit after tax	333.5	221.1	50.9%
Consolidated profit (after minorities)	289.2	185.8	55.6%
Balance sheet	**30/6**	**31/12**	
Loans and advances to banks	6,785	5,794	17.1%
Loans and advances to customers	29,025	24,714	17.4%
Deposits from banks	11,374	10,236	11.1%
Deposits from customers	28,045	24,890	12.7%
Equity (incl. minorities and profit)	3,524	3,277	7.6%
Balance sheet total	46,339	40,695	13.9%
Performance	**1/1-30/6**	**1/1-31/12**	
Return on equity (ROE) before tax	25.7%	21.8%	3.9 PP
Return on equity (ROE) after tax	20.4%	17.6%	2.8 PP
Consolidated return on equity	20.8%	17.2%	3.6 PP
Cost/income ratio	57.9%	61.6%	(3.7 PP)
Return on assets (ROA) before tax	1.97%	1.68%	0.29 PP
Net provisioning ratio (risk-weighted assets)	0.87%	0.81%	0.06 PP
Risk/earnings ratio	15.8%	13.9%	1.9 PP
Regulatory information*	**30/6**	**31/12**	
Risk-weighted assets (incl. market risk)	35,514	29,914	18.7%
Total own funds	3,076	2,938	4.7%
Own funds requirement	2,841	2,393	18.7%
Excess cover	8.3%	22.8%	(14.5 PP)
Core capital ratio (Tier 1), banking book	7.9%	9.0%	(1.1 PP)
Core capital ratio (Tier 1), incl. market risk	7.1%	8.0%	(0.9 PP)
Own funds ratio	8.7%	9.8%	(1.2 PP)
Stock data	**30/6**	**30/6**	
Earnings per share in €	2.03	1.42	0.61 €
Price in €	67.90	52.81	28.6%
High/low (closing prices) per share in €**	78.54/57.80	54.19/39.25	
Number of shares outstanding	142,770,000	142,770,000	
Market capitalization	9,694	7,540	28.6%
Resources	**30/6**	**31/12**	
Number of employees on balance sheet date	50,513	43,614	15.8%
Business outlets	2,725	2,443	11.5%

* According to the Austrian Banking Act (Bankwesengesetz, BWG), Raiffeisen International is part of the RZB Group and is not subject to the provisions of the BWG.

** 1/1/06 to 30/6/06 and 25/4/05 to 30/6/05

Highlights

Gratifying earnings trend continues

Raiffeisen International Bank-Holding AG again increased its consolidated profit in the second quarter of 2006 by 55.6 per cent to € 289.2 million, which is € 103.4 million higher than the year-earlier period's figure. Our Retail Customers segment registered the strongest pretax profit growth of 122 per cent, or € 128 million. Its share of total earnings thus advanced further from 21 per cent to 30 per cent.

Hybrid Tier 1 issue strengthens core capital

Raiffeisen International Bank-Holding AG completed its announced issue of hybrid Tier 1 capital in May 2006. With a volume of € 500 million and a tenor of at least ten years, the issue strengthens our core capital by about 20 per cent and will help fund our dynamic growth. As there is no participation in growth of the Raiffeisen International Group's value, there will be no dilution of the current shareholders' earnings.

Raiffeisen International sells Raiffeisenbank Ukraine

Raiffeisen International sold *JSC Raiffeisenbank Ukraine* for € 650 million to the Hungarian *OTP Bank Ltd.* on 1 June 2006. The sale will save us integration costs and accelerate the process of transforming *Bank Aval*, which we acquired in 2005. A significantly larger bank by comparison, Bank Aval has excellent positioning in the Ukrainian market, and particularly in retail business. We will continue to play an important role as one of the country's leading banks. The brand name Raiffeisen is not part of the transaction, but will be combined with the name of Bank Aval, which will operate as *Raiffeisen Bank Aval* in the future. The sale, which is still pending subject to a successful closing, will generate a considerable capital gain. The deal is expected to close this year.

Contents

Overview of Raiffeisen International 2
Raiffeisen International Stock 3
Business Development (with Outlook) 5
Segment Reports 14
Consolidated Financial Statements 20
- ***Income Statement*** 20
- ***Profit Development*** 21
- ***Balance Sheet*** 22
- ***Statement of Changes in Equity*** 23
- ***Notes*** 24

Financial Calendar/Publication Details 39

Overview of Raiffeisen International

Raiffeisen International is one of the leading banking groups in Central and Eastern Europe. At the end of June, 17 banks and numerous leasing companies belonged to our network in 16 markets. We also have representative offices in Moldavia and Lithuania. Our network banks are among the top 3 banks in 8 markets and are the market leader in Albania and in Serbia. Altogether, we were serving 11.3 million customers in 2,725 business outlets at the end of June.

Data as of 30 June 2006	*Balance sheet total in € m*	*Change**	*Business outlets*	*Staff*	*Operating since (year of takeover)*
Raiffeisen Bank, Hungary	*5,101*	*3.8%*	*103*	*2,353*	*1987*
Raiffeisen Bank Polska, Poland	*3,116*	*8.9%*	*86*	*1,992*	*1991*
Tatra banka, Slovakia	*5,163*	*6.2%*	*141*	*3,325*	*1991*
Raiffeisenbank, Czech Republic	*2,789*	*6.5%*	*50*	*1,173*	*1993*
Raiffeisenbank Bulgaria, Bulgaria	*1,549*	*7.9%*	*91*	*1,582*	*1994*
Raiffeisenbank Austria, Croatia	*4,122*	*5.8%*	*44*	*1,631*	*1994*
Raiffeisenbank Austria, Russia	*4,992*	*27.5%*	*36*	*1,949*	*1997*
Raiffeisenbank Ukraine, Ukraine	*1,397*	*13.5%*	*42*	*1,568*	*1998*
Raiffeisen Bank, Romania	*3,193*	*5.4%*	*227*	*4,678*	*1998 (2001)*
Raiffeisen Bank Bosna i Hercegovina, Bosnia and Herzegovina	*1,421*	*10.4%*	*71*	*1,219*	*1992 (2000)*
Raiffeisenbank, Serbia	*1,702*	*20.7%*	*49*	*1,429*	*2001*
Raiffeisen Krekova banka, Slovenia	*927*	*1.9%*	*13*	*339*	*1992 (2002)*
Raiffeisen Bank Kosovo, Kosovo	*318*	*20.6%*	*31*	*406*	*2001 (2002)*
Priorbank, Belarus	*700*	*9.2%*	*51*	*1,853*	*1989 (2003)*
Raiffeisen Bank, Albania	*1,699*	*3.0%*	*90*	*1,162*	*1992 (2004)*
Bank Aval, Ukraine	*3,493*	*3.3%*	*1,342*	*16,857*	*1992 (2005)*
Impexbank, Russia	*1,724*	*0.0%*	*204*	*5,414*	*1993 (2006)*
Subtotal (network banks)	***43,406***	***13.3%***	***2,671***	***48,930***	
Raiffeisen-Leasing International (subgroup)	*2,753*	*20.7%*	*51*	*1,198*	
Other/consolidation	*180*		*3*	*385*	
Total (Raiffeisen International)	***46,339***	***13.9%***	***2,725***	***50,513***	

* *Growth in local currencies differs because of movements in exchange rates versus the euro.*

Raiffeisen International is listed on the Vienna Stock Exchange. With a 70 per cent stake, *Raiffeisen Zentralbank Österreich AG (RZB)* is our main shareholder; the other 30 per cent are in free float. With a balance sheet total of € 93.9 billion as of 31 December 2005, RZB is Austria's third-largest bank and the central institution of *Raiffeisen Bankengruppe (RBG)*, the largest banking group in Austria.

Raiffeisen International Stock

Our stock has held up well in a nervous second quarter for the equity market and made up a large part of its price declines by 30 June 2006. At the beginning of June, we successfully concluded our first annual general meeting as a company listed on the stock exchange. The next big event for investors and analysts is our Capital Markets Day, which will be held in Kiev, Ukraine on 12-13 October 2006. Our Managing Board and the local management of Bank Aval and Impexbank will report in detail on development in individual markets, including especially Russia and Ukraine, and about strategic initiatives. We will make a presentation to our retail investors and potential shareholders at a trade fair (Gewinn-Messe), which will take place in Vienna on 19-21 October 2006.

Stock catches up again after turbulent second quarter

Raiffeisen International stock entered a turbulent second quarter at a price of € 70.98. In the past weeks, it has developed parallel to international capital markets, where comparatively large price declines occurred in May. The main reason for that was fear of key interest rate increases in the United States and the euro area. Between 11 May 2006, when it closed at a high to date of € 78.54 in reaction to good first-quarter results, and 22 May 2006, our stock declined by 25 per cent to a low of € 59.02. However, the stock made up ground by the beginning of June, not least because the capital market rewarded the announced sale of Raiffeisenbank Ukraine. In the beginning of June, renewed interest rate fears caused prices to fall back. However, the stock exchanges advanced again in the course of the month, and Raiffeisen International stock recovered and closed at € 67.90 on 30 June 2006. Compared with the end of 2005, that still represents a value gain of 22 per cent. Our market capitalization fell slightly compared with 31 March 2006 from € 10.1 billion to € 9.7 billion, but it was still significantly above its value on 31 December 2005 (€ 7.9 billion).

Price performance compared with ATX and DJ EURO STOXX Banks



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Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)



High interest in our annual general meeting

Our first annual general meeting as a listed company took place on 7 June 2006 in Vienna. Held at the *Austria Center Vienna*, the event was well attended by about 700 persons. Many investors also followed the annual general meeting on the internet. It was decided at the meeting to pay a dividend of € 0.45 per share for 2005, which results in a payout amount of € 64.2 million and a payout ratio of 16.8 per cent.

Share key figures and details

Number of shares on 30 June 2006	*142,770,000*
Price on 30 June 2006	*€ 67.90*
High/low (closing prices) in the second quarter	*€ 78.54 / € 57.80*
Market capitalization as of 30 June 2006	*€ 9.69 billion*
Earnings per share for the first half of 2006	*€ 2.03*
Average daily turnover (single counting) in the second quarter	*341,628 shares*
Stock exchange turnover (single counting) in the second quarter	*€ 1,334 million*

Type of stock	*Common*
Stock exchange	*Vienna*
Market segment	*Prime Market*
ISIN	*AT0000606306*
Ticker symbols	*RIBH (Vienna Stock Exchange)* *RIBH AV (Bloomberg)* *RIBH.VI (Reuters)*

Investor relations contact

E-mail: investor.relations@ri.co.at, website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089, Fax: +43 (1) 71 707 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Business Development

Expansion reflected in earnings

We are pleased to report that Raiffeisen International's good earnings trend continued in the second quarter of 2006. The € 227 million pretax profit achieved in the second quarter exceeded the first quarter result of € 194 million by 17 per cent. Profit before tax for the first six months came to € 421 million and was thus 54 per cent above the year-earlier level. This growth is due to significant income increases in nearly all Group units and segments.

Compared with the first half of 2005, we have added the following firms to the scope of consolidation: *JSPP Bank Aval*, Kiev in the fourth quarter of 2005 as well as *JSC Impexbank*, Moscow and *Raiffeisen Real Estate Management Zrt.*, Budapest, together with its project subsidiaries (*REM Group*), our Hungarian real estate project development company, in the second quarter of 2006.

Strong growth of balance sheet total

Compared with the end of last year, Raiffeisen International's consolidated balance sheet total increased by 14 per cent, or € 5.6 billion, to € 46.3 billion. Most of the plus was due to loans and advances to customers, which grew by 17 per cent, or € 4.3 billion.

With the first consolidation of Impexbank and the REM Group, € 1.9 billion of that are attributable to changes in the scope of consolidation. Due to significant devaluation of some CEE currencies (especially the Hungarian forint, Ukrainian hryvna, and Polish zloty), the balance sheet total declined by € 1 billion. So, organic growth adjusted for both these factors came to € 4.7 billion, which represents an increase of 12 per cent.

All regions on track

The CIS (Commonwealth of Independent States) is the region with the strongest growth and the largest earnings increases, partly due to acquisitions. Profit before tax there rose by 124 per cent to € 140 million. The region's share of total Group profits advanced significantly from 23 per cent to 33 per cent. We also achieved impressive increases in Central Europe (plus 23 per cent to € 151 million) and Southeastern Europe (plus 48 per cent to € 130 million).

Earnings from retail business more than doubled

Among our business areas, profit before tax from the *Retail Customers* segment rose the most, relatively speaking, with an increase of 122 per cent to € 128 million. That is primarily due to higher operating income resulting from the rapid increase in our customer base and household loans. The segment's share of total earnings thus continued to advance from 21 per cent to 30 per cent.

The *Corporate Customers* segment also achieved gratifying growth of 53 per cent to € 239 million, with its contribution to profit thus remaining at 57 per cent as in the comparison period. Moderately rising administrative expenses and increases of interest income exceeding those of business volume contributed to this development.

The *Treasury* segment registered below-average growth with an increase of profit before tax by 11 per cent to € 96 million. That is attributable to weaker net interest income and slightly increased other administrative expenses.

Significant growth of operating income

Operating income rose by 53 per cent, or € 448 million, to € 1,286 million. Of that, growth of net commission income was the strongest at 130 per cent, or € 235 million, to € 416 million. On the one hand, income from customer margins has been reclassified from trading profit beginning in 2006. These customer margins also increased strongly, reaching € 108 million in the first half of 2006. On the other hand, other commission income grew by 70 per cent, or € 127 million, thanks to significantly higher customer and transaction volumes. Net interest income also rose by 47 per cent to € 790 million and thus exceeded growth of business volume.

Cost/income ratio below 60 per cent

General administrative expenses rose year-on-year by 48 per cent, or € 241 million, to € 744 million. Integration of the banks acquired in Ukraine and Russia is also responsible for about half of the increase. As in the past periods, the increase is also driven by the costs of ongoing investments in new branches and business areas. Despite this expansion, the *cost/income ratio* is 57.9 per cent, below our medium-term target of 60 per cent.

Jump in consolidated profit

Profit before tax grew by 54 per cent. *Income tax* of € 88 million is charged on profit before tax of € 421 million, which represents a tax rate of 20.8 per cent. That means a more than proportionate increase of taxes by 68 per cent, which can be explained by the expiration of tax exemptions in Belarus and Serbia. Growth of *profit after tax*, which came to € 334 million, was 51 per cent.

Taking into account *minority interests in profit* of € 44 million, we arrive at a *consolidated profit* allocable to Raiffeisen International shareholders of € 289 million, which means an increase of 56 per cent, or € 103 million.

Return on equity significantly improved

Thanks to the good second quarter, our *return on equity (ROE) before tax* rose in the first half of the year by 3.9 percentage points to 25.7 per cent despite profit retention and thus significantly exceeded the 2005 full-year figure of 21.8 per cent. Average equity increased by 36 per cent (to € 3,273 million), but profit growth was strikingly above that. Our *consolidated ROE (after tax and minority interests)* came to 20.8 per cent and was 3.6 percentage points higher than at the end of 2005. *Earnings per share* for the first half of 2006 also improved on the comparison period by € 0.61 to € 2.03.

Details of the income statement

The strong upward trend of earnings continued in the second quarter and yielded another record result. Except *trading profit*, all items in our income statement, and especially *net commission income* and *net interest income*, showed considerable growth rates. *Operating income* rose in the first half of 2006 overall by 53 per cent compared with the year-earlier period to € 1,286 million. At the same time, *general administrative expense* increased at a somewhat slower 48 per cent to € 744 million.

We have made an important change in the presentation of earnings as between *net commission income* and *trading profit*. Following the presentations of comparable banking groups, we have adopted the practice in 2006 of transferring customer margins from foreign exchange transactions on behalf of customers from *trading* profit to net commission income. However, we have not restated the quarterly figures for 2005 because of the difficulty of determining them retroactively. The effect of this reclassification for the first half of 2006 amounts to € 108 million. That should be considered when drawing a comparison with previous periods.

The *quarterly operating result* amounted to € 295 million and thus improved on the first quarter of 2006 by € 48 million and on the second quarter of 2005 by € 120 million. The acquisition of Impexbank and a related valuation gain contributed to this growth substantially.

We raised *provisioning for impairment losses* in the first half of the year by € 62 million to € 125 million, with the largest additional allocation of € 30 million in the CIS. The increase in Central Europe came to € 21 million, and the smallest plus was in Southeastern Europe at € 11 million.

Selected earnings figures for Raiffeisen International in period comparison

in € mn	*1/1/-30/6/06*	*Change*	*1/1/-30/6/05*	*1/1/-30/6/04*
Net interest income	*789.8*	*47.4%*	*535.7*	*358.1*
Net commission income	*415.6*	*130.4%*	*180.3*	*139.4*
Trading profit	*71.3*	*(42.3)%*	*123.5*	*91.8*
Other operating income	*9.1*	*-*	*(1.2)*	*(0.4)*
Operating income	***1,285.8***	***53.4%***	***838.3***	***589.0***
Staff costs	*(348.8)*	*42.9%*	*(244.1)*	*(170.7)*
Other administrative expenses	*(314.5)*	*53.9%*	*(204.3)*	*(154.7)*
Depreciation/amortization/write-downs	*(80.9)*	*49.4%*	*(54.2)*	*(41.8)*
General administrative expenses	***(744.2)***	***48.1%***	***(502.6)***	***(367.2)***
Profit from operating activities	***541.7***	***61.3%***	***335.8***	***221.8***
Provisioning for impairment losses	*(125.0)*	*97.2%*	*(63.4)*	*(49.1)*
Profit before tax	*421.0*	*54.0%*	*273.3*	*172.8*
Profit after tax	*333.5*	*50.9%*	*221.1*	*134.6*
Consolidated profit	*289.2*	*55.6%*	*185.8*	*96.8*

Operating income

Raiffeisen International's *operating income* increased in the first half of 2006 by 53 per cent, or € 448 million, on the comparison period to € 1,286 million.

We made significant gains in *net interest income*, which rose by 47 per cent from € 536 million to € 790 million. That was substantially higher than growth of the average balance sheet total by 27 per cent to € 42.8 billion. The rest of the increase is attributable to further improvement of the interest margin by 21 basis points from 3.48 per cent in the comparison period to 3.69. That was a consequence of our expansion in the CIS, which shows by far the highest interest margins. Balance sheet assets there rose by 176 per cent to € 12.6 billion. Continued expansion of business with personal banking customers and small and medium-sized enterprises in the entire CEE region contributed positively. Higher earnings contributions are achieved in those business areas than in the more competitive business with large and medium-large corporate customers.

Even apart from the above-mentioned increase due to reclassification of customer-specific margins on foreign exchange transactions from trading profit, we are very pleased with the development of *net commission income*. It grew by 130 per cent or € 235 million on the comparison period to € 416 million. Reclassification is responsible for € 108 million of that, and Group units that were not yet consolidated in the first half of 2005 for € 72 million. The Retail Customers segment accounted for two-thirds, or € 149 million, of the total increase of € 235 million, and the Corporate Customers segment registered a gain of € 79 million. The increase is a consequence of more customers and larger business volumes. Payment transfers account for 43 per cent, or € 179 million, of net commission income, and (after the reclassification) foreign exchange, notes and coins, and precious metals business for 30 per cent, or € 126 million.

Structure of operating income



Trading profit
6% (-9 PP)
Net commission income
32% (+11 PP)
Net interest income
61% (- 3 PP)
Others
1% (+1 PP)

Because of the described reclassification, *trading profit* fell by 42 per cent, or € 52 million, to € 71 million. We are pleased with the development of the remaining components. Since the decline only amounted to € 52 million despite the absence of the above-mentioned € 108 million, the increase of those components comes to € 56 million. Trading profit was entirely borne by currency-related business with a result of € 77 million. This figure includes a one-time net valuation gain connected with the acquisition of Impexbank. On the other hand, a loss of € 6 million was incurred in interest-related business, which was mainly due to trading in securities and unfavorable market development in Hungary, Slovakia, and Croatia.

After the reclassification, trading profit is almost exclusively attributable to the Treasury segment. In regional terms, the CIS accounted for two-thirds, and Southeastern Europe for one-third.

General administrative expenses

General administrative expenses climbed by 48 per cent, or € 241 million, to € 744 million, with companies consolidated after the first half of 2005 accounting for € 122 million. Despite this significant growth, operating expenses increased at a lower percentage rate than operating income did. Consequently, the cost/income ratio, an important measurement of efficiency, came to 57.9 per cent, which is significantly below the medium-term target of 60 per cent.

Structure of general administrative expenses


Other administrative expenses 42% (+ 1 PP)
Depreciation, amortisation, and write-downs 11% (+/- 0 PP)
Staff costs 47% (-1 PP)

Staff costs, which made up 47 per cent of general administrative expenses, rose by 43 per cent, or € 105 million, to € 349 million. That is significantly lower than the increase in the average number of employees, which climbed by just under 95 per cent, or 22,449, on the comparison period to 45,916 due to the purchase of Bank Aval and Impexbank.

Almost three-fourths, or € 74 million, of the increase came from the CIS, while staff costs rose by € 15 million in each of the other two regions. These changes accord with our expansion plans in the CIS and the strategy of growing business outlets in general.

While staff costs per capita rose only negligibly on the comparison period in Central Europe and Southeastern Europe, they fell by 48 per cent in the CIS as a result of our acquisitions there.

Other administrative expenses grew by 54 per cent, or € 110 million, to € 315 million and hence at a higher rate than staff costs. More than two-thirds of the increase is due to newly consolidated companies and hence to the CIS region. Costs remained nearly constant in Central Europe at € 108 million (plus 4 per cent) and rose by 27 per cent to € 231 million in Southeastern Europe.

We opened 78 new business branches in the first half of 2006, which brings their number to 2,725 including Impexbank's 204 outlets. For that reason, expense for operationally necessary premises is the main component of other administrative expense at 26 per cent, or € 83 million.

Depreciation/amortization/write-downs of tangible and intangible fixed assets rose by 49 per cent, or € 27 million, to € 81 million, of which just under € 17 million was due to Group units not yet consolidated in the comparison period. Capital expenditures on tangible and intangible assets amounted to € 173 million, with the share due to intangible assets amounting to just under 16 per cent.

Development of the balance sheet

Raiffeisen International's *balance sheet total* rose in the current year by 14 per cent, or € 5.6 billion, to € 46.3 billion. A good one-third of that increase is attributable to newly consolidated Group units, and especially to the acquisition of Impexbank. The devaluation of some CEE currencies, and particularly the Hungarian forint and the Ukrainian hryvna, had a negative effect of about € 1 billion, or about 2 per cent of the balance sheet total at the end of 2005. Adjusted for exchange rates, growth would thus amount to € 6.6 billion.

A look at the regional segment reports reveals that the proportions of regional business volumes have also changed because of different growth dynamics. Still the weightiest region, Central Europe accounted for 40 per cent, or € 18.4 billion, of Group assets, but that figure was 50 per cent in the first half of 2005. That is explained by the increase of the CIS share from 14 per cent to 27 per cent. The strong growth in that region was due to both acquisitions (Bank Aval and Impexbank) and organic development. The total volume in the CIS amounted to € 12.6 billion. Assets in Southeastern Europe rose by 29 per cent to € 15.3 billion, but their share of the total declined from 36 per cent to 33 per cent.

Structure of assets

Other assets
12% (+/- 0 PP)
Securities
12% (- 2 PP)
Loans and advances to banks
15% (+ 1 PP)
Loans and advances to customers
61% (+ 2 PP)

Assets

Some small shifts occurred among balance sheet assets. The share of *securities* fell by 2 percentage points to 12 per cent. That is due, in particular, to a decline of *other financial current assets* by 43 per cent to € 0.8 billion, which involved a reduction of the government bond portfolio, especially in Southeastern Europe. The funds thus released were shifted to *loans and advances to banks*, which rose by 17 per cent to € 6.8 billion. Their share of assets grew as a result from 14 per cent to 15 per cent.

Loans and advances to customers (net, adjusted for provisioning) rose by 17 per cent, or € 4.3 billion, to € 29.0 billion. About two-thirds of that was attributable to lending to retail customers, where loans to personal banking customers increased by € 2.1 billion, and loans to small and medium-sized enterprises by € 0.8 billion. Lendings to corporate customers grew by € 1.5 billion.

The share of *other assets* rose slightly compared with the end of 2005, but rounded off, it remained at 12 per cent. The increase is connected with the purchase of Impexbank and the related rise of *intangible assets* and *tangible assets* by 31 per cent.

Structure of liabilities


Own funds
10% (+/- 0 PP)
Other liabilities
5% (+ 1 PP)
Deposits from banks
25% (+/- 0 PP)
Deposits from customers
60% (- 1 PP)

Liabilities

At the end of the first half of 2006, the Group's liabilities showed no structural changes compared with the end of 2005. With a slightly reduced share of 60 per cent, *deposits from customers* remain the dominant item on this side of the balance sheet. *Deposits from banks* continued to account for one-fourth of the balance sheet total, and the rest was attributable to *own funds* (10 per cent) and *other liabilities* (5 per cent).

Compared with the end of 2005, *deposits from customers* rose by about 13 per cent to € 28.0 billion. At 41 per cent, or € 2.1 billion, the increases in the CIS were the largest in both absolute and relative terms. Deposits from customers in Central Europe and Southeastern Europe grew by 5 per cent and 6 per cent, respectively. Deposits from corporate customers rose by 16 per cent, or € 1.6 billion, and hence somewhat more strongly than those from retail customers (plus 13 per cent, or € 1.5 billion). The increase of time deposits from corporate customers and personal banking customers was strongest in Russia, partly due to the Impexbank acquisition, but also to organic growth of Raiffeisenbank Moscow.

Deposits from banks grew from the beginning of the year by 11 per cent to € 11.4 billion on the reporting date. While a slight decline was noticeable in the network banks (except the banks in the CIS), funding transactions rose in the parent company.

Own funds, consisting of equity and subordinated capital, continued to make up 10 per cent of the balance sheet total. The subordinated capital included in own funds doubled to € 1.2 billion. In May 2006, hybrid Tier 1 capital was made available to the Group for the first time by way of *RI Finance (Jersey) Ltd.*, St. Helier in the amount of € 500 million. Of the remaining subordinated capital, which is important mainly for the local regulatory purposes of Group banks, three-fourths was financed by RZB as Raiffeisen International's main shareholder, and one-fourth by supranational institutions.

Equity on the balance sheet and regulatory capital

Equity shown on Raiffeisen International's balance sheet rose from the end of December 2005 by 8 per cent, or € 248 million, to € 3,524 million on the reporting date. Set against the increase of equity, resulting from the current year's profit of € 334 million and capital contributions of € 75 million from minority shareholders to various Group units, is a profit distribution of € 110 million. In June 2006, the annual general meeting of Raiffeisen International decided on a dividend of € 0.45 per share, which adds up to € 64 million. The remaining profit distributions are to minority shareholders of Group units.

Furthermore, equity decreased by a net € 37 million as a result of the exchange rate movements of some CEE currencies and related capital hedges.

Raiffeisen International is not a banking group in its own right within the meaning of the *Austrian Banking Act (Bankwesengesetz, BWG)* and is therefore not itself, as a consolidated group, subject to regulatory requirements. The following consolidated figures have been calculated according to the provisions of the BWG and enter into the accounts of the RZB banking group. They are provided here for information purposes only.

Regulatory own funds increased by € 138 million to € 3,076 million. That does not include the reporting year's current profit, which cannot be taken into account yet because of statutory regulations. *Core capital* (Tier 1) grew by € 124 million to € 2,516 million, with the acquisition of Impexbank reducing it by about € 350 million and the hybrid Tier 1 capital increasing it by € 500 million. Own funds also include eligible subordinated capital (Tier 2), which amounted to € 551 million (plus € 14 million) as of 30 June 2006. Set against own funds is a regulatory *own funds requirement* of € 2,841 million. That is an increase of 19 per cent, or € 448 million.

Events after the reporting date

Raiffeisen International acquires Czech eBanka

On 24 July 2006, Raiffeisen International signed a contract in Prague to purchase 100 per cent of the Czech *eBanka, a.s.* from *Ceska pojistovna*, the largest Czech insurance company. The acquisition is still subject to a successful closing and approval from the Czech National Bank and other authorities in the Czech Republic and in Austria. The price for the retail bank will amount to € 130 million.

The acquisition will increase Raiffeisen International's customer base in the Czech Republic by more than 70 per cent to about 300,000 customers. At the end of the first quarter of 2006, eBanka had about 900 employees servicing 117,000 personal banking customers as well as small and medium-sized enterprises in 37 business outlets, and its balance sheet total stood at € 611 million. *Raiffeisenbank a.s.*, which has operated as a universal bank in the Czech Republic since 1993, had a balance sheet total of € 2.7 billion at that time, 50 business outlets, and 1,149 employees. Based on their balance sheet total of 31 December 2005, the two banks will have a combined market share of 3.2 per cent, which makes them together the sixth-largest banking group in this market.

Outlook

The Raiffeisen International management expects strong earnings growth for the medium term in the CIS and above all in Ukraine and Russia. However, restructuring measures in Ukraine and Russia, due to the acquisition of Bank Aval and Impexbank, will burden earnings in the short term. Raiffeisen International continues to judge the potential for the countries of Southeastern Europe optimistically, but somewhat more cautiously because of restrictions on credit growth prescribed by supervisory authorities. In Central Europe, the company is increasingly focusing on the fast-growing segments of asset management and insurance products in addition to traditional business.

By management's estimates, the *balance sheet total* will grow by at least 20 per cent annually in the period to 2008. The strongest increases will be seen in the CIS, partly because of the acquisitions made there. In view of the positive business development in the past months, the management expects *consolidated profit* for 2006 of at least € 500 million, excluding the gain from the sale of Raiffeisenbank Ukraine.

Segment Reports

Segmentation

Raiffeisen International primarily divides its business along customer segment lines:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

Secondary segmentation for reporting purposes is based on regional aspects. The criterion of assignment to a regional segment is the location of the head office of the respective business outlets:

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine.

Please see page 27 for a detailed description of the individual segments. The figures given here are taken from the financial statements prepared in conformity with the *International Financial Reporting Standards (IFRS)* that underlie the consolidated financial statements. They may vary from locally published data.

Expansion in the CIS continues

Group units in the CIS registered the highest pretax profit growth of 124 per cent, or € 78 million, to € 140 million. This increase is attributable to the first time consolidation of *Bank Aval*, as well as to a positive valuation gain, which accrued from the Impexbank acquisition.

However, earnings were also up significantly in other regions. The pretax profit of Group units in Central Europe grew by € 28 million to € 151 million, while those operating in Southeastern Europe improved earnings by 48 per cent to € 130 million.

The distribution of earnings composition is thus fairly uniform over the regions. Central Europe, the strongest region, accounts for 36 per cent (minus 9 percentage points), the CIS for 33 per cent (plus 10 percentage points), and Southeastern Europe for 31 per cent (minus 1 percentage point). The CIS has also caught up significantly in respect to distribution according to balance sheet assets. At 27 per cent, its share is 13 percentage points higher than in the first half of 2005.

Share of segments in profit before tax (compared with the first half 2005)


CIS
33% (+10 PP)
Central Europe
36% (- 9 PP)
Southeastern Europe
31% (- 1 PP)

Share of segments in assets (compared with the first half 2005)


CIS
27% (+13 PP)
Central Europe
40% (- 10 PP)
Southeastern Europe
33% (- 3 PP)

Central Europe

in € mn	1/1/-30/6/06	1/1/-30/6/05	Change
Net interest income	284.4	253.7	12.1%
Provisioning for impairment losses	(39.3)	(18.5)	112.1%
Net interest income after provisioning	**245.0**	**235.1**	**4.2%**
Net commission income	164.7	79.1	108.1%
Trading profit	1.0	58.8	(98.2)%
Net income (loss) from financial investments and current financial assets	(1.5)	2.3	-
General administrative expenses	(270.0)	(253.7)	6.5%
Other operating profit	11.6	1.0	-
Profit before tax	**150.9**	**122.7**	**22.9%**
Share of earnings before tax	35.8%	44.9%	(9.1) PP
Total assets*	18,379	16,373	12.3%
Risk-weighted assets (incl. market risk)*	14,012	11,987	16.9%
Average number of employees	9,820	8,824	11.3%
Business outlets*	425	361	17.7%
Cost/income ratio	58.8%	64.4%	(5.6) PP
Average equity	1,415	1,233	14.8%
Return on equity (before tax)	**21.3%**	**19.9%**	**1.4 PP**

* as of 30 June

Results from the region of Central Europe continued to be in line with expectations. Earnings rose somewhat more strongly than allocable balance sheet assets did. *Profit before tax* amounted to € 151 million in the first half of 2006, which is 23 per cent, or € 28 million, more than in the comparison period. Our return on equity improved by 1.4 percentage points to 21.3 per cent.

Net interest income rose by 12 per cent to € 284 million, which was in line with assets, which also grew by 12 per cent to € 18.4 billion. The overall net interest margin was nearly unchanged at 3.20 per cent. Improved interest margins and significantly increased net interest income were registered especially in Poland and the Czech Republic.

We raised *provisioning for impairment losses* by 112 per cent to € 39 million. In addition to higher business volume, which resulted in increased portfolio-based provisioning, a low year-earlier level and certain individual cases, for which provisions of up to at most € 3 million were built, were responsible for that. The risk/earnings ratio climbed from 7.3 per cent in the comparison period to 13.8 per cent.

Net commission income rose by € 86 million to € 165 million. The described reclassification of customer margins in foreign exchange transactions accounted for € 59 million of that increase. The continuous growth is based on higher volumes, especially in payment transfers and securities business.

The region of Central Europe showed *trading profit* of € 1 million. This decline by € 58 million is not solely to be reduced to the reclassification. There were also losses due to market prices on interest-related trading transactions in the amount of € 10 million that are attributable to interest rate changes in Slovakia and Hungary.

General administrative expenses in Central Europe increased only slightly on the comparison period last year by 7 per cent, or € 16 million, to € 270 million. In view of the increase of business outlets in Central Europe by 18 per cent to 425 and of the average number of employees by 11 per cent to 9,820, this is a sign of more efficient utilization of resources. Exchange rate development in Hungary also had a small part in reducing the cost/income ratio to 58.8 per cent in Central Europe.

Southeastern Europe (SEE)

in € mn	1/1/-30/6/06	1/1/-30/6/05	Change
Net interest income	254.7	189.9	34.1%
Provisioning for impairment losses	(35.0)	(24.6)	42.4%
Net interest income after provisioning	**219.6**	**165.3**	**32.9%**
Net commission income	114.0	70.2	62.2%
Trading profit	22.7	40.5	(43.9)%
Net income (loss) from financial investments and current financial assets	0.1	(0.2)	-
General administrative expenses	(230.7)	(187.0)	23.4%
Other operating profit (loss)	4.4	(0.7)	-
Profit before tax	**130.1**	**88.1**	**47.6%**
Share of earnings before tax	30.9%	32.2%	(1.3) PP
Total assets*	15,333	11,930	28.5%
Risk-weighted assets (incl. market risk)*	11,051	7,568	46.0%
Average number of employees	12,152	10,674	13.8%
Business outlets*	618	518	19.3%
Cost/income ratio	58.3%	62.4%	(4.1) PP
Average equity	1,036	778	33.1%
Return on equity (before tax)	**25.1%**	**22,6%**	**2.5 PP**

* as of 30 June

Banks in Southeastern Europe continue to be subject in some countries to strict regulatory measures imposed to limit credit growth. That primarily concerns Bulgaria, Croatia, and Serbia. Despite these growth restrictions, we were able to increase *profit before tax* by 48 per cent to € 130 million. However, the region's share of Raiffeisen International's total earnings declined by 1 percentage point due to acquisitions and now stands at just under 31 per cent. The return on equity before tax of 25.1 per cent was 2.5 percentage points above the comparison period's level.

Net interest income increased by 34 per cent, or € 65 million, to € 255 million. In addition to the almost 29 per cent growth of business volume, the net interest margin in the region improved by 14 basis points to 3.50 per cent.

Provisioning for impairment losses rose by 42 per cent, or € 10 million, to € 35 million. The additional allocations came primarily from Romania. For the largest single case in the first half of the year, a provision of € 2 million was formed. The risk/earnings ratio increased only slightly from 13.0 per cent to 13.7 per cent, which is at the level of the Central Europe region.

Net commission income registered a plus of € 44 million to € 114 million, with € 23 million of that attributable to the reclassification of customer margins arising from foreign exchange transactions. The largest increases in net commission income were achieved in Croatia (plus 120 per cent) and in Serbia (plus 202 per cent). The most important earnings drivers are payment transfers at € 51 million and foreign exchange business at € 24 million. Higher volumes due to greater numbers of customers came to bear in both product lines.

The decline of *trading profit* by 44 per cent, or € 18 million, to € 23 million must be viewed in connection with the above-mentioned reclassification of € 23 million. While interest-related business contributed only € 1 million to earnings, by far the largest share came from currency-related business.

The development of *general administrative expense*, which rose by 23 per cent to € 231 million, was shaped by expansion of our business outlet network (by 20 per cent to 619 outlets). Accompanying that, staff costs increased (by 21 per cent), as did the cost of premises (34 per cent) and advertising (10 per cent). Deposit protection costs, on which € 8 million were spent in the first half of the year, went up 68 per cent. The cost/income ratio nevertheless strongly improved by 4.1 percentage points to 58.3 per cent.

Commonwealth of Independent States (CIS)

in € mn	*1/1/-30/6/06*	*1/1/-30/6/05*	*Change*
Net interest income	250.8	92.1	172.2%
Provisioning for impairment losses	(50.7)	(20.3)	150.1%
Net interest income after provisioning	**200.1**	**71.8**	**178.5%**
Net commission income	136.9	30.9	342.5%
Trading profit	47.6	24.1	97.0%
Net income (loss) from financial investments and current financial assets	(0.4)	0.7	
General administrative expenses	(243.4)	(61.9)	293.4%
Other operating profit (loss)	(0.8)	(3.3)	
Profit before tax	**140.0**	**62.4**	**124.3%**
Share of earnings before tax	33.3%	22.8%	10.4 PP
*Total assets**	12,627	4,579	175.8%
*Risk-weighted assets (incl. market risk)**	10,452	3,775	176.9%
Average number of employees	23,944	3,969	503.2%
*Business outlets**	1,682	92	1,728.3%
Cost/income ratio	56.5%	42.8%	13.7 PP
Average equity	822	388	111.8%
Return on equity (before tax)	**34.1%**	**32.2%**	**1.9 PP**

* *as of 30 June*

The CIS region is coming up with consistently triple-digit growth rates. It has attained an important status for Raiffeisen International in a very short time due to acquisitions in Ukraine (*Bank Aval*) in the fourth quarter of 2005 and in Russia (*Impexbank*) in the second quarter of 2006 and because of very dynamic organic growth. Based on the growth rates, it should be possible to expand its current position substantially. With a *return on equity (ROE) before tax* of 34.1 per cent (plus 1.9 percentage points), the still smallest region of Raiffeisen International in terms of balance sheet size is by far the most profitable. *Profit before tax* amounted to € 140 million, which represents an increase of 124 per cent, or € 78 million, on the first half of 2005. The region's share of earnings before tax rose by 10 percentage points to exactly one-third.

Net interest income rose by 172 per cent, or € 159 million, reaching € 251 million in the first two quarters. The strong increase in net interest income resulted not only from the growth of assets but also from a further rise of the net interest margin by 7 basis points to 4.68 per cent. The interest margins reflect the higher proportion of personal banking customers and small and medium-sized enterprises.

On the other hand, *provisioning for impairment losses* was raised by € 30 million to € 50 million. This rise is a consequence of the rapid expansion of business volume, partly due to acquisitions, and is entirely attributable to the two Ukrainian units, of which Bank Aval was not yet included in the Group in the comparison period.

Net commission income increased more than fourfold by € 106 million to € 137 million. Of that total, € 26 million came from the above-mentioned reclassification of customer margins on foreign exchange transactions from trading profit. The two newly consolidated banks contributed € 72 million. Payment transfers generated € 80 million, while foreign exchange and notes and coins business gave rise to another € 39 million.

Trading profit doubled from € 24 million to € 48 million despite the absence of the customer margins described above. That is due to an expanded trading asset portfolio, which now amounts to € 0.6 billion. A foreign exchange position in connection with the acquisition of Impexbank also led to a one-time net valuation gain.

General administrative expenses rose by € 182 million to € 243 million and were thus significantly above the year-earlier quarter. In addition to the new Group units, this figure includes transformation and restructuring costs incurred in connection with the integration into the Group and adoption of Group standards in the newly acquired banks. The region's cost/income ratio increased from 42.8 per cent to 56.5 per cent.

The average number of employees grew by 19,975 to 23,944, which gives the region by far the largest number of Raiffeisen International employees. Because of Bank Aval and Impexbank, the number of business outlets in the CIS also increased from 92 to 1,682 at the end of June 2006.

Consolidated Financial Statements

(Interim report as of 30 June 2006)

Income Statement

in € mn	Notes	1/1-30/6/06	1/1-30/6/05	Change
Interest income		1,425.6	967.5	47.4%
Interest expenses		(635.8)	(431.8)	47.2%
Net interest income	(2)	**789.8**	**535.7**	**47.4%**
Provisioning for impairment losses	(3)	(125.0)	(63.4)	97.2%
Net interest income after provisioning		**664.8**	**472.3**	**40.8%**
Commission income		490.3	227.5	115.6%
Commission expenses		(74.8)	(47.1)	58.7%
Net commission income	(4)	**415.6**	**180.3**	**130.4%**
Trading profit	(5)	71.3	123.5	(42.3)%
Net income (loss) from financial investments and current financial assets	(6)	(1.7)	2.8	(160.5)%
General administrative expenses	(7)	(744.2)	(502.6)	48.1%
Other operating profit (loss)	(8)	15.2	(3.0)	-
Profit before tax		**421.0**	**273.3**	**54.0%**
Income tax		(87.5)	(52.2)	67.6%
Profit after tax		**333.5**	**221.1**	**50.9%**
Minority interests in profit		(44.3)	(35.3)	25.6%
Consolidated profit		**289.2**	**185.8**	**55.6%**

in €	1/1-30/6/06	1/1-30/6/05	Change
Earnings per share	**2.03**	**1.42**	**0.61**

Earnings per share are obtained by dividing consolidated profit by the average number of common shares outstanding. As of 30 June 2006, that was 142.8 million common shares, compared with 130.7 million as of 30 June 2005.

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit Development

Quarterly results of Raiffeisen International

in € mn	Q3/2005	Q4/2005	Q1/2006	Q2/2006
Net interest income	305.5	361.0	378.2	411.6
Provisioning for impairment losses	(56.1)	(47.7)	(55.4)	(69.6)
Net interest income after provisioning	**249.4**	**313.2**	**322.8**	**342.0**
Net commission income	101.0	125.5	185.0	230.6
Trading profit	74.7	102.6	29.9	41.4
Net income (loss) from financial investments and current financial assets	1.9	6.2	(1.9)	0.2
General administrative expenses	(280.2)	(379.7)	(347.5)	(396.6)
Other operating profit (loss)	(3.6)	(15.7)	5.7	9.6
Profit before tax	**143.1**	**152.1**	**193.9**	**227.2**
Income tax	(29.3)	(27.5)	(42.4)	(45.1)
Profit after tax	**113.8**	**124.7**	**151.5**	**182.1**
Minority interests in profit	(20.6)	(21.4)	(27.2)	(17.1)
Consolidated profit	**93.2**	**103.3**	**124.2**	**165.0**

in € mn	Q3/2004*	Q4/2004*	Q1/2005	Q2/2005
Net interest income	224.7	220.7	258.7	277.0
Provisioning for impairment losses	(25.6)	(62.9)	(28.5)	(34.9)
Net interest income after provisioning	**199.1**	**157.8**	**230.1**	**242.1**
Net commission income	76.8	83.4	83.5	96.9
Trading profit	66.9	61.4	55.1	68.4
Net income from financial investments and current financial assets	6.5	3.5	1.0	1.8
General administrative expenses	(191.9)	(264.2)	(240.9)	(261.7)
Other operating profit (loss)	(5.6)	(25.8)	4.4	(7.5)
Profit before tax	**151.8**	**16.1**	**133.3**	**140.0**
Income tax	(25.2)	(7.6)	(24.0)	(28.2)
Profit after tax	**126.6**	**8.6**	**109.3**	**111.8**
Minority interests in profit	(14.3)	(8.3)	(16.5)	(18.8)
Consolidated profit	**112.3**	**0.3**	**92.8**	**93.0**

* Because of amended and new IFRS rules, the comparative figures have been adjusted slightly.

Balance Sheet

Assets in € mn	Notes	30/6/06	31/12/05	Change
Cash reserve		3,078	2,908	5.8%
Loans and advances to banks	(9)	6,785	5,794	17.1%
Loans and advances to customers	(10)	29,025	24,714	17.4%
Provisioning for impairment losses	(11)	(785)	(650)	20.8%
Trading assets	(12)	2,091	1,656	26.2%
Other current financial assets	(13)	759	1,323	(42.6)%
Financial investments	(14)	2,654	2,807	(5.5)%
Intangible fixed assets	(15)	1,196	881	35.8%
Tangible fixed assets	(16)	929	739	25.7%
Other assets	(17)	607	523	16.2%
Total		**46,339**	**40,695**	**13.9%**

Equity and liabilities in € mn	Notes	30/6/06	31/12/05	Change
Deposits from banks	(18)	11,374	10,236	11.1%
Deposits from customers	(19)	28,045	24,890	12.7%
Liabilities evidenced by paper	(20)	1,057	759	39.3%
Provisions for liabilities and charges	(21)	144	131	9.2%
Trading liabilities	(22)	335	264	26.7%
Other liabilities	(23)	704	558	26.4%
Subordinated capital	(24)	1,156	581	99.2%
Equity	(25)	3,524	3,277	7.6%
Consolidated equity		2,713	2,419	12.2%
Consolidated profit		289	382	(24.4)%
Minority interests		522	475	10.0%
Total		**46,339**	**40,695**	**13.9%**

Statement of Changes in Equity

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity as of 1/1/06	**434**	**1,396**	**589**	**382**	**475**	**3,276**
Capital contributions	-	-	-	-	75	75
Transferred to retained earnings	-	-	318	(318)	-	-
Distributed profit	-	-	-	(64)	(46)	(110)
Profit for the period	-	-	-	289	44	333
Exchange differences	-	-	(121)	-	(14)	(135)
Capital hedge	-	-	98	-	-	98
Own shares/share incentive program	(1)	(8)	-	-	-	(9)
Other changes	-	-	8	-	(12)	(4)
Equity as of 30/6/06	**433**	**1,388**	**892**	**289**	**522**	**3,524**

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity as of 1/1/05	**382**	**935**	**314**	**209**	**337**	**2,177**
Capital contributions	52	501	-	-	11	564
Transferred to retained earnings	-	(37)	207	(170)	-	-
Distributed profit	-	-	-	(39)	(21)	(60)
Profit for the period	-	-	-	186	35	221
Exchange differences	-	-	70	-	7	77
Capital hedge	-	-	(35)	-	-	(35)
Other changes	-	-	16	-	(4)	12
Equity as of 30/6/05	**434**	**1,399**	**572**	**186**	**365**	**2,956**

Since the IPO on 25 April 2005 and the associated issue of 34.2 million new no-par shares with a total nominal value of € 54.1 million, the issued share capital of Raiffeisen International Bank-Holding AG pursuant to its Articles of Association is unchanged at € 434.5 million.

Cash Flow Statement

in € mn	1/1-30/6/06	1/1-30/6/05
Cash and cash equivalents at end of previous period	**2,908**	**1,895**
Net cash from operating activities	84	(445)
Net cash from investing activities	(420)	(244)
Net cash from financing activities	541	575
Effect of exchange rate changes	(35)	67
Cash and cash equivalents at end of period	**3,078**	**1,848**

Notes

Accounting policies

The consolidated financial statements of Raiffeisen International are prepared in conformity with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)* and the international accounting standards taken over by the EU including the applicable interpretations by the *International Financial Reporting Interpretations Committee (IFRIC)*. The unaudited interim report as of 30 June 2006 conforms to IAS 34. In the interim reporting, exactly the same accounting and valuation principles and consolidation methods are used as in the preparation of the 2005 consolidated financial statements.

Raiffeisen International continues not to exercise the *fair value option* for stating receivables or liabilities not evidenced by paper with effect on earnings.

In the case of one Group company (*Priorbank JSC*, Minsk), it has no longer been necessary to apply IAS 29 (financial reporting in hyperinflationary economies) since 1 January 2006 because of changes in economic conditions.

As of 1 January 2006, trading margins achieved in foreign exchange business with customers have been split into a trader margin and a customer margin in order to increase transparency, with the customer margins from these transactions being stated in net commission income, and the trader margin continuing to be shown in trading profit. Until 31 December 2005, these customer margins were disclosed in trading profit. The 2005 comparison figures have not been adjusted.

Changes in the scope of consolidation

Number of units	Fully consolidated 30/6/06	Fully consolidated 31/12/05	Equity method 30/6/06	Equity method 31/12/05
At beginning of period	65	43	3	3
Included for the first time in the period under review	39	29		
Excluded in the period under review	-	(5)	-	-
Merged in the period under review	-	(2)	-	-
At end of period	**104**	**65**	**3**	**3**

Some new firms were founded in the leasing business in the first half of 2006: *Raiffeisen Leasing sh.a.*, Tirana and an LLC named *Raiffeisen Leasing Aval*, Kiev. The firms will focus at first on movables and motor vehicle leasing. Two other new companies were established, both leasing specialists in Serbia. *Raiffeisen Rent doo*, Belgrade, will engage in operating leasing, and *RLOL ESTATE 1 d.o.o.*, Belgrade is active in real estate leasing. In Poland, *Vela Sp z o.o.*, Warsaw was founded in connection with a securitization transaction for Polish leasing receivables.

Raiffeisen Real Estate Management Zrt., Budapest has been operating on the Hungarian market for several years in property development and exploitation. Because of its rising importance, the company together with its projects spun off as subsidiaries was consolidated for the first time in 2006. The group's business volume now amounts to € 150 million.

In April 2006, a new company was founded in Jersey, *RI Finance (Jersey) Limited*, St. Helier. In May, new hybrid Tier 1 capital in the amount of € 500 million was made available to Raiffeisen International via this company. Raiffeisen International's share of the voting capital is 100 per cent.

Acquisition of JSC Impexbank

JSC Impexbank, Moscow was consolidated in the Group for the first time on 1 May 2006. The contract to purchase 100 per cent of the shares in Impexbank was signed on 31 January 2006. The approvals required for the acquisition were obtained from the *Central Bank of Russia* and antitrust authorities in Russia and in Austria by April 2006. The closing took place on 28 April.

The purchase price for Impexbank will amount at most to USD 550 million plus a possible price adjustment due to the reappraisal of the future head office. It will be paid in two tranches. The first tranche of USD 500 million was paid on 28 April. The second tranche of up to USD 50 million will be due after submission of the certified annual financial statements for 2006.

Impexbank had a balance sheet total of € 1,665 million at the time of the acquisition. Due to the takeover of Impexbank, movables and equipment leasing subsidiary *OOO Vneshleasing*, Moscow was consolidated for the first time as of 1 May 2006. It showed a balance sheet total of € 34 million at the time of the acquisition.

Brands

Companies use registered trademarks (brands) to differentiate their services from the competition. Pursuant to IFRS 3, the brand has been recognized separately in the accounts. It has an unlimited useful life and is therefore not subject to scheduled amortization. It is to be tested annually for value impairment and additionally whenever indications of impairment arise.

The brand's value (€ 5.3 million) as of the reference date 1 May 2006 was determined using the comparable historical cost method, because neither immediately marketable transactions nor a market with observable prices were available at the time of purchase price allocation. Documentation concerning brand-related marketing expense in the previous four years served as the data basis for the historical cost comparison.

Existing customer base

When companies base relationships with customers on contracts, these customer relationships result from contractual rights. If customer contracts and the customer relationships related to them are acquired as part of a merger, they must be recognized separately from goodwill if they are based on contractual or other rights. Impexbank meets the criteria for the separate recognition of non-contractual customer relationships for existing customers. The existing customer base was determined for the retail segment. The amortization period was set at 5 years. The future business strategy is geared to integrating the customer structure of Impexbank into that of the Raiffeisenbank International Group, which will lead to a corresponding change of the current customer structure.

The book value of the existing customer base for the retail segment amounted to € 12.2 million as of 1 May 2006. The value of the customer base was determined using the multi-period excess earnings method based on future income and expense allocable to the customer base. The projection is based on planning figures for the corresponding years.

The table below shows the effects of the subsidiary consolidated for the first time in the reporting period:

in € mn	***2006***
Assets	*1,665*
Liabilities	*(1,503)*
Equity	***162***
of which Raiffeisen International's share	*162*
Consolidation of capital	*329*
Acquisition costs	***491***
Liquid assets	*(87)*
Net cash for acquisition	***404***

Notes to the Income Statement

(1) Segment reporting

Raiffeisen International primarily divides its business according to customer groups:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

Corporate Customers encompasses business with local and international medium-sized enterprises and key accounts. Retail Customers encompasses personal banking customers and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The Treasury segment encompasses proprietary trading as well as investment banking activities, which are only carried out by a few Group units. Besides non-banking activities, the Participations and Other segment also encompasses the management of equity participations. In addition, this segment encompasses other cross-segment activities, including especially those in parent company Raiffeisen International Bank-Holding AG.

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. The criterion of assignment is the location of the head office of the respective business outlets.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine.

(1a) Segment reports by business segment

1/1-30/6/06 in € mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	284.6	465.3	44.4	(4.6)	789.8
Provisioning for impairment losses	(42.0)	(82.8)		(0.2)	(125.0)
Net interest income after provisioning	**242.6**	**382.6**	**44.4**	**(4.8)**	**664.8**
Net commission income	148.5	260.5	(1.5)	8.1	415.6
Trading profit (loss)	0.8	2.6	78.1	(10.2)	71.3
Net income (loss) from financial investments and current financial assets	(0.4)	-	(2.9)	1.7	(1.7)
General administrative expenses	(156.6)	(521.4)	(28.4)	(37.7)	(744.2)
Other operating profit	3.8	4.2	5.8	1.4	15.2
Profit before tax	**238.7**	**128.4**	**95.5**	**(41.6)**	**421.0**
Risk-weighted assets (incl. market risk)	15,754	11,600	5,854	2,305	35,514
Own funds requirement	1,260	928	468	184	2,841
Average number of employees	6,397	36,773	789	1,956	45,916
Cost/income ratio	35.8%	71.2%	23.5%	-	57.9%
Average equity	1,516	1,024	545	189	3,273
Return on equity before tax	**31.5%**	**25.1%**	**35.1%**	**-**	**25.7%**

1/1-30/6/05 in € mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	187.7	280.1	67.1	0.8	535.7
Provisioning for impairment losses	(25.5)	(39.0)	0.0	1.1	(63.4)
Net interest income after provisioning	**162.3**	**241.1**	**67.0**	**1.8**	**472.3**
Net commission income	69.6	111.6	(1.2)	0.4	180.3
Trading profit (loss)	44.5	41.2	38.9	(1.0)	123.5
Net income (loss) from financial investments and current financial assets	0.1	-	(0.4)	3.1	2.8
General administrative expenses	(124.6)	(337.0)	(16.9)	(24.1)	(502.6)
Other operating profit (loss)	3.9	0.9	(1.1)	(6.8)	(3.0)
Profit before tax	**155.8**	**57.8**	**86.4**	**(26.5)**	**273.3**
Risk-weighted assets (incl. market risk)	11,201	6,580	4,305	1,243	23,331
Own funds requirement	896	526	344	99	1,866
Average number of employees	5,074	16,516	511	1,366	23,467
Cost/income ratio	40.7%	77.7%	16.0%		59.9%
Average equity	1,152	677	443	128	2,399
Return on equity before tax	**27.0%**	**17.1%**	**39.0%**	**-**	**22.8%**

(1b) Segment reports by geographical market

1/1-30/6/06 in € mn	CE	SEE	CIS	Total
Net interest income	284.4	254.7	250.8	789.8
Provisioning for impairment losses	(39.3)	(35.0)	(50.7)	(125.0)
Net interest income after provisioning	**245.0**	**219.6**	**200.1**	**664.8**
Net commission income	164.7	114.0	136.9	415.6
Trading profit	1.0	22.7	47.6	71.3
Net income (loss) from financial investments and current financial assets	(1.5)	0.1	(0.4)	(1.7)
General administrative expenses	(270.0)	(230.7)	(243.4)	(744.2)
Other operating profit (loss)	11.6	4.4	(0.8)	15.2
Profit before tax	**150.9**	**130.1**	**140.0**	**421.0**
Total assets	18,379	15,333	12,627	46,339
Risk-weighted assets (incl. market risk)	14,012	11,051	10,452	35,514
Own funds requirement	1,121	884	836	2,841
Average number of employees	9,820	12,152	23,944	45,916
Cost/income ratio	58.8%	58.3%	56.5%	57.9%
Average equity	1,415	1,036	822	3,273
Return on equity before tax	**21.3%**	**25.1%**	**34.1%**	**25.7%**

1/1/-30/6/05 in € mn	CE	SEE	CIS	Total
Net interest income	253.7	189.9	92.1	535.7
Provisioning for impairment losses	(18.5)	(24.6)	(20.3)	(63.4)
Net interest income after provisioning	**235.1**	**165.3**	**71.8**	**472.3**
Net commission income	79.1	70.2	30.9	180.3
Trading profit	58.8	40.5	24.1	123.5
Net income (loss) from financial investments and current financial assets	2.3	(0.2)	0.7	2.8
General administrative expenses	(253.7)	(187.0)	(61.9)	(502.6)
Other operating profit (loss)	1.0	(0.7)	(3.3)	(3.0)
Profit before tax	**122.7**	**88.1**	**62.4**	**273.3**
Total assets	16,373	11,930	4,579	32,881
Risk-weighted assets (incl. market risk)	11,987	7,568	3,775	23,331
Own funds requirement	959	605	302	1,866
Average number of employees	8,824	10,674	3,969	23,467
Cost/income ratio	64.4%	62.4%	42.8%	59.9%
Average equity	1,233	778	388	2,399
Return on equity before tax	**19.9%**	**22.6%**	**32.2%**	**22.8%**

(2) Net interest income

in € mn	1/1-30/6/06	1/1-30/6/05
Interest income	***1,421.4***	***966.3***
from loans and advances to banks	*170.5*	*126.6*
from loans and advances to customers	*1,057.9*	*632.1*
from current financial assets	*25.8*	*26.2*
from financial investments	*76.4*	*78.3*
from receivables under finance leases	*74.7*	*65.1*
from derivative financial instruments (non-trading), net	*16.1*	*38.0*
Current income from shareholdings	***1.8***	***0.4***
Other interest-like income	***2.4***	***0.8***
Interest and similar income, total	***1,425.6***	***967.5***
Interest expenses	***(634.1)***	***(431.6)***
on deposits from banks	*(240.2)*	*(124.4)*
on deposits from customers	*(354.5)*	*(281.5)*
on liabilities evidenced by paper	*(22.5)*	*(17.3)*
on subordinated capital	*(16.9)*	*(8.4)*
Other interest-like expenses	***(1.7)***	***(0.2)***
Interest and similar expenses, total	***(635.8)***	***(431.8)***
Net interest income	***789.8***	***535.7***

(3) Provisioning for impairment losses

in € mn	1/1-30/6/06	1/1-30/6/05
Allocated to provisioning for impairment losses	*(292.1)*	*(152.7)*
Released from provisioning for impairment losses	*182.5*	*102.8*
Direct write-downs	*(22.2)*	*(21.7)*
Recovery of written-down claims	*6.4*	*8.2*
Proceeds from the sale of loans	*0.3*	*-*
Total	***(125.0)***	***(63.4)***

(4) Net commission income

in € mn	1/1-30/6/06	1/1-30/6/05
Payment transfers business*	179.4	95.2
Credit and guarantee business	53.5	43.1
Securities business	19.5	10.1
Foreign exchange, notes and coins, and precious metals business	126.1	10.8
Other banking services	37.1	21.1
Total	**415.6**	**180.3**

* Reclassification from trading profit (see note on page 26)

(5) Trading profit (loss)

in € mn	1/1-30/6/06	1/1-30/6/05
Interest-rate contracts*	(6.5)	7.1
Currency contracts	77.0	116.8
Share-/index-related contracts	0.8	(0.4)
Total	**71.3**	**123.5**

* Reclassification to net commission income (see note on page 26)

(6) Net income from financial investments and current financial assets

in € mn	1/1-30/6/06	1/1-30/6/05
Net income from financial investments	**1.4**	**0.6**
Net remeasurements of financial investments and equity participations	0.1	(0.1)
Net proceeds from sales of financial investments and equity participations	1.3	0.7
Net income (loss) from other current financial assets	**(3.1)**	**2.2**
Net remeasurements of securities classified as current financial assets	(3.4)	0.1
Net proceeds from sales of securities classified as current financial assets	0.3	2.1
Total	**(1.7)**	**2.8**

(7) General administrative expenses

in € mn	1/1-30/6/06	1/1-30/6/05
Staff costs	(348.8)	(244.1)
Other administrative expenses	(314.5)	(204.3)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	(80.9)	(54.2)
Total	**(744.2)**	**(502.6)**

(8) Other operating profit (loss)

in € mn	1/1-30/6/06	1/1-30/6/05
Revenues from non-banking activities	52.1	17.1
Expenses arising from non-banking activities	(38.2)	(9.8)
Net result from hedge accounting	0.2	-
Net income from other derivative instruments	5.9	(1.9)
Other taxes	(18.0)	(11.5)
Other operating income	23.2	31.8
Other operating expenses	(10.0)	(28.7)
Total	**15.2**	**(3.0)**

The income and expenses from services in connection with leasing transactions shown in the year-earlier period under other operating income and expenses are presented in 2006 in revenues and expenses arising from non-banking activities.

Notes to the Balance Sheet

(9) Loans and advances to banks

in € mn	30/6/06	31/12/05
Giro and clearing business	913	912
Money market business	4,086	3,417
Loans to banks	1,739	1,423
Purchased receivables	40	33
Receivables evidenced by paper	7	8
Total	**6,785**	**5,794**

(10) Loans and advances to customers

in € mn	30/6/06	31/12/05
Credit business	13,961	12,618
Money market business	5,912	4,171
Receivables under mortgage loans	6,735	5,971
Purchased receivables	467	224
Receivables under finance leases	1,945	1,724
Receivables evidenced by paper	5	6
Total	**29,025**	**24,714**

(11) Provisioning for impairment losses

in € mn	1/1/06	Change in scope of consolidation	Added*	Released	Used	Transfers, exchange differences	30/6/06
Specific provisions	**482**	**11**	**194**	**(125)**	**(24)**	**(15)**	**523**
Loans and advances to banks	-	-	1	-	(1)	-	-
Loans and advances to customers	482	11	193	(125)	(23)	(15)	523
of which CE	208	-	88	(51)	(16)	(7)	223
of which CIS	167	11	59	(43)	(3)	(9)	182
of which SEE	105	-	45	(31)	(4)	-	115
of which other	2	-	1	(1)	-	1	3
Portfolio-based provisions	**168**	**45**	**94**	**(39)**		**(6)**	**262**
Subtotal	**650**	**56**	**288**	**(164)**	**(24)**	**(20)**	**785**
Impairment provisions for off-balance-sheet liabilities	29	-	20	(18)	-	(1)	31
Total	**679**	**56**	**308**	**(182)**	**(24)**	**(21)**	**816**

* Additions include direct write-downs and recoveries of written-down claims.

(12) Trading assets

in € mn	30/6/06	31/12/05
Debt securities and other fixed-interest securities	1,796	1,442
Shares and other variable-yield securities	51	24
Positive fair values arising from derivative financial instruments	240	182
Overnight and fixed deposits held for trading	-	2
Pledged securities ready to be sold/repledged by transferee	4	6
Total	**2,091**	**1,656**

(13) Other current financial assets

in € mn	30/6/06	31/12/05
Debt securities and other fixed-interest securities	724	1,278
Shares and other variable-yield securities	33	27
Pledged securities ready to be sold/repledged by transferee	2	17
Total	**759**	**1,323**

(14) Financial investments

in € mn	30/6/06	31/12/05
Debt securities and other fixed-interest securities	2,566	2,724
Equity participations	88	83
Total	**2,654**	**2,807**

(15) Intangible fixed assets

in € mn	30/6/06	31/12/05
Goodwill	843	527
Other intangible fixed assets	353	354
Total	**1,196**	**881**

(16) Tangible fixed assets

in € mn	30/6/06	31/12/05
Land and buildings used by the Group for its own operations	400	295
Other land and buildings	4	4
Other tangible fixed assets, office furniture and equipment	403	371
Let leased assets	122	69
Total	**929**	**739**

(17) Other assets

in € mn	30/6/06	31/12/05
Tax assets	50	47
Receivables arising from non-banking activities	50	31
Prepayments and other deferrals	193	165
Positive fair values of derivative hedging instruments within the scope of fair value hedges within the meaning of IAS 39	3	
Positive fair values of other derivative financial instruments in the banking book	24	25
Other assets	287	255
Total	**607**	**523**

(18) Deposits from banks

in € mn	30/6/06	31/12/05
Giro and clearing business	368	322
Money market business	4,820	4,348
Long-term financings	6,186	5,566
Total	**11,374**	**10,236**

(19) Deposits from customers

in € mn	30/6/06	31/12/05
Giro and clearing business	11,899	10,695
Money market business	14,765	12,753
Long-term financings	1,381	1,442
Total	**28,045**	**24,890**

(20) Liabilities evidenced by paper

in € mn	30/6/06	31/12/05
Issued debt securities	644	391
Issued money market instruments	81	4
Other liabilities evidenced by paper	332	364
Total	**1,057**	**759**

(21) Provisions for liabilities and charges

in € mn	30/6/06	31/12/05
Taxes	39	47
Guarantees and sureties	31	29
Other	74	55
Total	**144**	**131**

(22) Trading liabilities

in € mn	30/6/06	31/12/05
Negative fair values of derivative financial instruments	225	170
Short sale of trading assets	15	6
Overnight and fixed deposits held for trading	95	88
Total	**335**	**264**

(23) Other liabilities

in € mn	30/6/06	31/12/05
Liabilities arising from non-banking activities	61	84
Deferred items	120	108
Negative fair values of other derivative financial instruments	48	17
Other liabilities	475	349
Total	**704**	**558**

(24) Subordinated capital

in € mn	30/6/06	31/12/05
Subordinated obligations	592	530
Supplementary capital	564	51
Total	**1,156**	**581**

(25) Equity and minorities

in € mn	30/6/06	31/12/05
Consolidated equity	2,713	2,419
Subscribed capital	434	434
Capital reserves	1,387	1,396
Retained earnings	892	589
Consolidated profit	289	382
Minority interests	522	475
Total	**3,524**	**3,276**

Additional notes

(26) Contingent liabilities and other off-balance-sheet items

in € mn	30/6/06	31/12/05
Contingent liabilities	3,190	2,935
Commitment	7,243	6,801

(27) Regulatory own funds

Raiffeisen International is a subsidiary of RZB and has no banking group of its own within the meaning of the Austrian Banking Act (Bankwesengesetz, BWG). It is therefore not itself, as a consolidated group, subject to regulatory requirements. However, the following figures enter into the RZB banking group's accounts. They are provided for information purposes only.

The own funds of Raiffeisen International within the meaning of the Austrian Banking Act (BWG) break down as follows:

in € mn	30/6/06	31/12/05
Tier 1 capital (core capital)	2,516	2,392
Tier 2 capital (additional own funds)	551	537
Less interests in banks and financial institutions	(20)	(17)
Eligible own funds	**3,047**	**2,913**
Tier 3 capital (short-term subordinated own funds)	29	25
Total own funds	**3,076**	**2,938**
Total own funds requirement	**2,841**	**2,393**
Excess own funds	**235**	**544**
Excess cover ratio	8.3%	22.8%
Core capital ratio (Tier 1), banking book	7.9%	9.0%
Core capital (Tier 1), incl. market risk	7.1%	8.0%
Own funds ratio	8.7%	9.8%

The total own funds requirement is made up as follows:

in € mn	30/6/06	31/12/05
Risk-weighted assets under Section 22 Banking Act	31,655	26,582
of which 8 per cent minimum own funds requirement	2,532	2,127
Own funds requirement for the securities trading book under Section 22b Banking Act	126	112
Own funds requirement for open currency positions under Section 26 Banking Act	183	154
Total own funds requirement	**2,841**	**2,393**

(28) Average number of employees

The average number of employees during the fiscal year (full-time equivalents) breaks down as follows:

Full-time equivalents	1/1-30/6/06	1/1-30/6/05
CE	9,754	8,763
CIS	23,885	3,942
SEE	12,096	10,601
Austria	181	161
Total	**45,916**	**23,467**

Financial Calendar/Publication Details

Financial calendar for 2006

13 October	Capital Markets Day, Kiev, Ukraine
26 October	Start of quiet period
9 November	Third-quarter report, conference call

Financial calendar for 2007

28 February	Start of quiet period
28 March	2006 annual report, analyst meeting, conference call
26 April	Start of quiet period
10 May	First-quarter report, conference call
5 June	Annual general meeting
26 July	Start of quiet period
9 August	Semi-annual report, conference call
25 October	Start of quiet period
8 November	Third-quarter report, conference call

Publication details

Published by Raiffeisen International Bank-Holding AG, Am Stadtpark 9, 1030 Vienna, Austria
Edited by Investor Relations
Copy deadline: 7 August 2006
Produced in Vienna
Website: www.ri.co.at

Inquiries to Investor Relations
E-mail: investor.relations@ri.co.at
Website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089

Inquiries to Public Relations
E-mail: ri-communications@ri.co.at
Website: www.ri.co.at → Public Relations
Phone: +43 (1) 71 707 1504

Disclaimer

The forecasts, plans, and statements addressing the future are based on knowledge and estimates at the time at which they are drawn up. Like all statements addressing the future, they are exposed to risks and uncertainty factors that may lead to considerable deviations in the result. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialize. We have exercised utmost diligence in the preparation of this annual report and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out. The present English version is a translation of the report that the company originally prepared in the German language. The company only recognizes the German version as the authentic version.


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